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SEC FILE NUMBER
000-49976

CUSIP NUMBER
018535104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

	For the Transition Period Ended:	N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION
Alliance Bankshares Corporation

Full Name of Registrant
N/A

Former Name if Applicable

14200 Park Meadow Drive, Suite 200 South

Address of Principal Executive Office (Street and Number)
Chantilly, Virginia 20151

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Although management of Alliance Bankshares Corporation (the “Registrant”) has been working diligently to complete all the required information for its quarterly report on Form 10-Q for the period ended March 31, 2010 (the “Form 10-Q”), and a substantial part of such information has been completed as of this date, the Registrant cannot complete the Form 10-Q until it completes the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), for which it filed a Form 12b-25 Notification of Late Filing on April 1, 2010. As disclosed in its current report on Form 8-K filed April 23, 2010, the Registrant determined subsequent to the April 1, 2010 filing that it needed additional time to finalize its accounting with respect to its deferred tax assets, primarily in connection with whether or not a valuation allowance is required as of December 31, 2009. The Registrant expects to complete this work and file the Form 10-K as soon as possible and intends to file the Form 10-Q promptly thereafter.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Paul M. Harbolick, Jr.	(703)	814-7200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Annual Report on Form 10-K for the fiscal year ended December 31, 2009
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Registrant’s net income for the quarter ended March 31, 2010 cannot be determined until the Form 10-K is completed, based on the Registrant’s preliminary, unaudited financial statements for the quarter, the Registrant anticipates reporting pre-tax income for the quarter ended March 31, 2010 of $114,000, compared to a pre-tax loss of $731,000 for the quarter ended March 31, 2009. The key reasons for the Registrant’s improved financial performance in the first quarter of 2010 are improved net interest income, lower levels of the provision for loan losses, lower levels of OREO expenses, improved fair value adjustments and increased security gains.

Alliance Bankshares Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2010	By:	/s/ Paul M. Harbolick, Jr.

Paul M. Harbolick, Jr.
Executive Vice President and Chief Financial Officer